U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Oaktree Strategic Income, LLC, Oaktree Capital Management, L.P., Oaktree High Yield Bond Fund, L.P., Oaktree High Yield Fund II, L.P., OCM High Yield Trust, Oaktree Expanded High Yield Fund, L.P., Oaktree Global High Yield Bond Fund, L.P., Oaktree European High Yield Fund, L.P., Oaktree Senior Loan Fund, L.P., Oaktree Enhanced Income Fund III, L.P., Oaktree Enhanced Income Fund III (Parallel), L.P., Oaktree CLO 2014-1 Ltd., Oaktree CLO 2014-2 Ltd., Oaktree CLO 2015-1 Ltd., Oaktree EIF I Series A1, Ltd., Oaktree EIF I Series A, Ltd., Oaktree EIF II Series A1, Ltd., Oaktree EIF II Series A2, Ltd., Oaktree EIF II Series B1, Ltd., Oaktree EIF III Series I, Ltd., Oaktree EIF III Series II, Ltd., Oaktree Strategic Credit Fund A, L.P., Oaktree Strategic Credit Fund B, L.P., Ace Strategic Credit Holdings (Cayman), L.P., Exelon Strategic Credit Holdings, LLC, Oaktree FF Investment Fund, L.P., Oaktree-Minn Strategic Credit, LLC, Oaktree-NGP Strategic Credit, LLC, Oaktree-TBMR Strategic Credit Fund, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TCDRS Strategic Credit, LLC, Oaktree-TSE 16 Strategic Credit, LLC, Oaktree Mezzanine Fund IV, L.P., Oaktree Middle-Market Direct Lending Fund, L.P., Oaktree Middle-Market Direct Lending Unlevered Fund, L.P., Oaktree European Capital Solutions Fund (Parallel), L.P., Oaktree European Capital Solutions Fund, L.P., Oaktree European Special Situations Fund, L.P., Oaktree Desert Sky Investment Fund, L.P., Oaktree Emerging Markets Debt Total Return Fund, L.P., Oaktree Boulder Investment Fund, L.P., OCM Convertible Trust, Oaktree Non-U.S. Convertible Fund, L.P., Oaktree High Income Convertible Fund, L.P., Oaktree High Income Convertible Fund II, L.P., Oaktree Opportunities Fund X, L.P., Oaktree Opportunities Fund X (Parallel), L.P., Oaktree Opportunities Fund X (Parallel 2), L.P., Oaktree Opportunities Fund Xb, L.P., Oaktree Opportunities Fund Xb (Parallel), L.P., Oaktree Opportunities Fund Xb (Parallel 2), L.P., Oaktree Huntington Investment Fund II, L.P., Oaktree Cascade Investment Fund I, L.P., Oaktree Cascade Investment Fund II, L.P., Oaktree Value Opportunities Fund, L.P., Oaktree BAA Emerging Market Opportunities Fund, L.P., Oaktree Glacier Investment Fund, L.P., Oaktree TX Emerging Market Opportunities Fund, L.P., Oaktree Emerging Market Opportunities Fund, L.P., Oaktree Special Situations Fund, L.P., OCM Avalon Co-Investment Fund, L.P., Oaktree European Principal Fund IV, L.P., Oaktree European Principal Fund IV, S.C.S., Oaktree Power Opportunities Fund IV, L.P., Oaktree Power Opportunities Fund IV (Parallel), L.P., Oaktree Infrastructure Fund, L.P., Oaktree Infrastructure Fund (Parallel), L.P., Oaktree Infrastructure Fund, S.C.S., Oaktree Real Estate Opportunities Fund VII, L.P., Oaktree Real Estate Opportunities Fund VII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 2), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 4), L.P., Oaktree Juniper Investment Fund, L.P., Oaktree Pinnacle Investment Fund, L.P., Oaktree Real Estate Debt Fund II, L.P., Oaktree Real Estate Debt Fund II S.C.S., Oaktree Real Estate Income Fund, L.P., Oaktree Emerging Markets Absolute Return Fund, L.P., Oaktree Emerging Markets Equity Fund, L.P., Oaktree Value Equity Fund, L.P., Oaktree Japan Absolute Return Fund, L.P., Oaktree Private Investment Fund IV, L.P., Oaktree-Forrest Multi-Strategy, LLC, Oaktree TT Multi-Strategy Fund, L.P., Oaktree Global Credit Fund, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

All Communications, Notices and Orders to:

Todd Molz

General Counsel and Chief Administrative Officer

Oaktree Capital Management, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

(213) 830-6300

and

Mary Gallegly

Vice President, Legal

Oaktree Capital Management, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

(213) 356-3521

Copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

March 29, 2017

I.	INTRODUCTION

A.	Requested Relief

Oaktree Strategic Income, LLC and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

B.	Applicants Seeking Relief

•	Oaktree Strategic Income, LLC (“OSI”), a closed-end Delaware limited liability company that intends to elect to be treated as a BDC (defined below) under the Act following the Conversion (defined below), on behalf of itself and its successors;[3]

•	Oaktree Capital Management, L.P. (“OCM LP”), OSI’s investment adviser, on behalf of itself and its successors; and

•	the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the “Existing Affiliated Funds”; together with OSI and OCM LP, the “Applicants”).

C.	Defined Terms

“Adviser” means OCM LP together with any future investment adviser that (i) controls, is controlled by or is under common control with OCM LP, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund.

“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund.

“BDC” means a business development company under the Act.4

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term successor, as applied to OSI and OCM LP, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means an entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Transactions (defined below) described in this Application.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser is an Adviser.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that:

(i)	were acquired prior to participating in any Co-Investment Transaction;

(ii)	were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

(iii)	were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means OSI and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.5

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The term “SBIC Subsidiary” means a wholly owned consolidated subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company.

[5]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

II.	APPLICANTS

Each applicant below may be deemed to be directly or indirectly controlled by Oaktree Capital Group, LLC (“OCG”), a publicly traded company. OCG directly or indirectly owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Funds. OCG, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, OCG has not been included as an Applicant.

A.	Oaktree Strategic Income, LLC

OSI was organized on October 29, 2014 as a closed-end Delaware limited liability company and commenced operations on March 27, 2015. As of December 31, 2016, OSI had approximately $168.7 million in total assets and $56.8 million in total liabilities. OSI intends to (i) convert to a Delaware corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be treated as a BDC, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future (collectively, the “Conversion”). OSI’s principal place of business is 333 S. Grand Avenue, Los Angeles, CA 90071.

OSI’s investment objective is to seek to generate current income and, to a lesser extent, long-term capital appreciation without subjecting principal to undue risk of loss by acquiring, holding and disposing of, directly or indirectly through one or more intermediate entities, debt and equity securities primarily in credit opportunities of small- or medium-sized companies that OCM LP believes are inefficiently priced because the company or its owners are perceived to be experiencing financial stress, with a focus on liquid and illiquid debt instruments.

Investment decisions are currently made by OCM LP, investment adviser to OSI. In connection with the Conversion, OSI intends to have a Board, a majority of which will be Independent Directors. OSI’s business affairs will be managed under the direction of the Board. An affiliate of OCM LP, Oaktree Fund Administration, LLC (“Oaktree Administration”), serves as OSI’s administrator pursuant to an administration agreement.

B.	Oaktree Capital Management, L.P.

OCM LP, a Delaware limited partnership that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to OSI pursuant to an Investment Advisory Management Agreement by and between OCM LP and OSI, dated as of March 27, 2015 (as may be amended in connection with the Conversion, the “Investment Advisory Agreement”).

Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, OSI. Under the terms of the Investment Advisory Agreement, OCM LP will: (i) determine the composition of OSI’s investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold.

OCM LP currently serves as investment adviser to each of the Existing Affiliated Funds. As used in this Application, the term “investment adviser” refers to the Adviser, including any Adviser that succeeds to OCM LP, that provides investment advisory services to the Existing Affiliated Funds notwithstanding that the relevant underlying documentation for an Existing Affiliated Fund may use different terminology, including “collateral manager.”

Pursuant to the administration agreement, Oaktree Administration provides, or arranges for others to provide, OSI with office facilities, equipment, clerical, bookkeeping, record keeping and other administrative services at such facilities. Under the administration agreement, Oaktree Administration also performs, or oversees the performance of, OSI’s required administrative services, which include, among other things, being responsible for the financial records that OSI is required to maintain and preparing reports to OSI’s members, and in anticipation of or upon completion of the Conversion, reports and other materials OSI will file with the Commission. In addition,

Oaktree Administration will assist OSI in determining and publishing OSI’s net asset value, oversee the preparation and filing of OSI’s tax returns and the printing and dissemination of reports to OSI’s members, and generally oversee the payment of OSI’s expenses and the performance of administrative and professional services rendered to OSI by others.

C.	Existing Affiliated Funds

As noted above, OCM LP is the investment adviser to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Appendix A.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to many precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Further, in line with two recent precedents,6 the Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

OCM LP is a leader among global investment managers specializing in alternative investments. A number of OCM LP’s senior executives and investment professionals have been investing together for over 31 years and have generated what OCM LP believes to be impressive investment performance through multiple market cycles. As of December 31, 2016, OCM LP managed approximately $100.5 billion in assets in a wide range of investment strategies, including distressed debt, corporate debt (including mezzanine finance, high yield bonds and senior loans), control investing, convertible securities, real estate and listed equities, and had a staff of over 900 people, including approximately 350 investment, legal and compliance professionals and over 400 administrative and marketing professionals. After the Conversion, OCM LP’s clients will include a BDC. OCM LP manages the assets

[6]

See Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); and Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).

entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of OSI and any future Regulated Fund, the Act. OCM LP is presented with thousands of investment opportunities each year on behalf of its clients and, after the Conversion, OCM LP and any future Advisers, will need to determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Funds, which, after the Conversion will represent less than 5% of the Advisers’ assets under management, often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

OCM LP has established, and any future Advisers will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

OCM LP is organized and managed such that the portfolio managers and analysts (“Investment Teams”), responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).7 In addition, the policies

[7]

Representatives from each Adviser to a Regulated Fund are either members of the Investment Team or are otherwise entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or the meetings of the relevant Investment Team. The Investment Teams with investment opportunities falling within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting.

and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an internal allocation committee, which OCM LP will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the “Co-Investment Transaction Allocation Committee”). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by the Co-Investment Transaction Allocation Committee.8 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.9 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be

[8]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.
[9]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

[10]	See note 26, below.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;11 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;12 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need

[11]	See note 24, below.
[12]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.13 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the

[13]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.15

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by

[14]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
[15]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.16 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”17 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”18

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of OCG manage each of the Affiliated Funds and may be deemed to control any Future Regulated Fund, and (ii) OCG controls OCM LP, which manages OSI pursuant to the Investment Advisory Agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to OSI in a manner described by Section 57(b) and related to Future Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.19 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the “Apollo Order”)20 and (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”).21

[16]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[17]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[18]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.
[19]	See, e.g., Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).
[20]	Apollo Investment Corporation, supra note 6.
[21]	Ares Capital Corporation, et al., supra note 6.

While Applicants have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions, apart from the Apollo Order and the Ares Order, have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants’ operations, Applicants believe that an order based on existing precedents, other than the Apollo Order and the Ares Order, would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order and Ares Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)    The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)    When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)    If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)    If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)    After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)    the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)    the transaction is consistent with:

(A)    the interests of the Regulated Fund’s equity holders; and

(B)    the Regulated Fund’s then-current Objectives and Strategies;

(iii)    the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)    the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)    any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)    the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect22 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.    Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.    General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,23 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.    Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[22]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.
[23]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.	Standard Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)    the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)    Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)    No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)    (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;24 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)    each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

[24]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)    the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)    the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)    Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)    Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial25 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)    No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

[25]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8.	Standard Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)    No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)    (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,26 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)    it is a Non-Negotiated Follow-On Investment.

(c)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

[26]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

9.	Enhanced Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)    Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)    No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)    Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)    All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)    Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d)    The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.    Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.    Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.    Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.    Transaction Fees.27 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.    Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Todd Molz

General Counsel and Chief Administrative Officer

Oaktree Capital Management, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

(213) 830-6300

and

Mary Gallegly

Vice President, Legal

Oaktree Capital Management, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

(213) 356-3521

[27]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 29th day of March, 2017.

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE STRATEGIC INCOME, LLC

BY: OAKTREE FUND GP IIA, LLC
ITS: MANAGER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

EXELON STRATEGIC CREDIT HOLDINGS, LLC
OAKTREE-FORREST MULTI-STRATEGY, LLC
OAKTREE-MINN STRATEGIC CREDIT, LLC
OAKTREE-NGP STRATEGIC CREDIT, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND C, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND F, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND G, LLC
OAKTREE-TCDRS STRATEGIC CREDIT, LLC
OAKTREE-TSE 16 STRATEGIC CREDIT, LLC

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: MANAGER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OCM HIGH YIELD TRUST
OCM CONVERTIBLE TRUST

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: INVESTMENT MANAGER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE CLO 2014-1 LTD.
OAKTREE CLO 2014-2 LTD.
OAKTREE CLO 2015-1 LTD.
OAKTREE EIF I SERIES A1, LTD.
OAKTREE EIF I SERIES A, LTD.
OAKTREE EIF II SERIES A1, LTD.
OAKTREE EIF II SERIES A2, LTD.
OAKTREE EIF II SERIES B1, LTD.
OAKTREE EIF III SERIES I, LTD.
OAKTREE EIF III SERIES II, LTD.

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: COLLATERAL MANAGER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE HIGH YIELD FUND II, L.P.
OAKTREE EXPANDED HIGH YIELD FUND, L.P.
OAKTREE EUROPEAN HIGH YIELD FUND, L.P.
OAKTREE NON-U.S. CONVERTIBLE FUND, L.P.
OAKTREE HIGH INCOME CONVERTIBLE FUND, L.P.
OAKTREE HIGH INCOME CONVERTIBLE FUND II, L.P.

BY: OAKTREE FUND GP II, L.P.
ITS: GENERAL PARTNER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE SENIOR LOAN FUND, L.P.

BY: OAKTREE SENIOR LOAN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE GLOBAL HIGH YIELD BOND FUND, L.P.

BY: OAKTREE GLOBAL HIGH YIELD BOND FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE HIGH YIELD BOND FUND, L.P.

BY: OAKTREE HIGH YIELD BOND FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE ENHANCED INCOME FUND III, L.P.
OAKTREE ENHANCED INCOME FUND III (PARALLEL), L.P.

BY: OAKTREE ENHANCED INCOME FUND III GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE STRATEGIC CREDIT FUND A, L.P.

BY: OAKTREE STRATEGIC CREDIT FUND A GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE STRATEGIC CREDIT FUND B, L.P.

BY: OAKTREE STRATEGIC CREDIT FUND B GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

ACE STRATEGIC CREDIT HOLDINGS (CAYMAN), L.P.

BY: OAKTREE FUND GP 2A, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE FF INVESTMENT FUND, L.P.

BY: OAKTREE FF INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FF INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE MEZZANINE FUND IV, L.P.

BY: OAKTREE MEZZANINE FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE MIDDLE-MARKET DIRECT LENDING FUND, L.P.
OAKTREE MIDDLE-MARKET DIRECT LENDING UNLEVERED FUND, L.P.

BY: OAKTREE MIDDLE-MARKET DIRECT LENDING GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND (PARALLEL), L.P.
OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND, L.P.

BY: OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE EUROPEAN SPECIAL SITUATIONS FUND, L.P.

BY: OAKTREE EUROPEAN SPECIAL SITUATIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN SPECIAL SITUATIONS FUND GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE DESERT SKY INVESTMENT FUND, L.P.

BY: OAKTREE DESERT SKY INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND, L.P.

BY: OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE BOULDER INVESTMENT FUND, L.P.

BY: OAKTREE BOULDER INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND X, L.P.
OAKTREE OPPORTUNITIES FUND X (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND X (PARALLEL 2), L.P.

BY: OAKTREE OPPORTUNITIES FUND X GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE OPPORTUNITIES FUND X GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE OPPORTUNITIES FUND XB, L.P.
OAKTREE OPPORTUNITIES FUND XB (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND XB (PARALLEL 2), L.P.

BY: OAKTREE OPPORTUNITIES FUND XB GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE OPPORTUNITIES FUND XB GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

BY: OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE CASCADE INVESTMENT FUND I, L.P.

BY: OAKTREE CASCADE INVESTMENT FUND I GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE CASCADE INVESTMENT FUND II, L.P.

BY: OAKTREE CASCADE INVESTMENT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

BY: OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE VALUE OPPORTUNITIES FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE BAA EMERGING MARKET OPPORTUNITIES FUND, L.P.
OAKTREE GLACIER INVESTMENT FUND, L.P.
OAKTREE TX EMERGING MARKET OPPORTUNITIES FUND, L.P.
OAKTREE EMERGING MARKET OPPORTUNITIES FUND, L.P

BY: OAKTREE EMERGING MARKET OPPORTUNITIES FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKET OPPORTUNITIES FUND GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE SPECIAL SITUATIONS FUND, L.P.

BY: OAKTREE SPECIAL SITUATIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE SPECIAL SITUATIONS FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OCM AVALON CO-INVESTMENT FUND, L.P.

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EUROPEAN PRINCIPAL FUND IV, L.P.

BY: OAKTREE EUROPEAN PRINCIPAL FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN PRINCIPAL FUND IV GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE EUROPEAN PRINCIPAL FUND IV, S.C.S.

BY: OAKTREE EUROPEAN PRINCIPAL FUND GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ David Orkin
Name:	David Orkin
Title:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Manager

OAKTREE POWER OPPORTUNITIES FUND IV, L.P.
OAKTREE POWER OPPORTUNITIES FUND IV (PARALLEL), L.P.

BY: OAKTREE POWER OPPORTUNITIES FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE INFRASTRUCTURE FUND, L.P.
OAKTREE INFRASTRUCTURE FUND (PARALLEL), L.P.

BY: OAKTREE INFRASTRUCTURE FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE INFRASTRUCTURE FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE INFRASTRUCTURE FUND, S.C.S.

BY: OAKTREE INFRASTRUCTURE GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Manager

By:	/s/ David Orkin
Name:	David Orkin
Title:	Manager

OAKTREE REAL ESTATE OPPORTUNITIES FUND VII, L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 2), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 3), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 4), L.P.

BY: OAKTREE REAL ESTATE OPPORTUNITIES FUND VII GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE REAL ESTATE OPPORTUNITIES FUND VII GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE JUNIPER INVESTMENT FUND, L.P.

BY: OAKTREE JUNIPER INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE JUNIPER INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE PINNACLE INVESTMENT FUND, L.P.

BY: OAKTREE PINNACLE INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE PINNACLE INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE REAL ESTATE DEBT FUND II, L.P.

BY: OAKTREE REAL ESTATE DEBT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE REAL ESTATE DEBT FUND II GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE REAL ESTATE DEBT FUND II S.C.S.

BY: OAKTREE REAL ESTATE DEBT FUND II GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ Brian Grefsrud
Name:	Brian Grefsrud
Title:	Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Manager

OAKTREE REAL ESTATE INCOME FUND, L.P.

BY: OAKTREE REAL ESTATE INCOME FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE REAL ESTATE INCOME FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE EMERGING MARKETS ABSOLUTE RETURN FUND, L.P.

BY: OAKTREE EMERGING MARKETS ABSOLUTE RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EMERGING MARKETS EQUITY FUND, L.P.

BY: OAKTREE EMERGING MARKETS EQUITY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKETS EQUITY FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE VALUE EQUITY FUND, L.P.

BY: OAKTREE VALUE EQUITY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE VALUE EQUITY FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE JAPAN ABSOLUTE RETURN FUND, L.P.

BY: OAKTREE JAPAN ABSOLUTE RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE PRIVATE INVESTMENT FUND IV, L.P.

BY: OAKTREE PRIVATE INVESTMENT FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE TT MULTI-STRATEGY FUND, L.P.

BY: OAKTREE TT MULTI-STRATEGY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE GLOBAL CREDIT FUND, L.P.

BY: OAKTREE GLOBAL CREDIT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE GLOBAL CREDIT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of March 29, 2017 for and on behalf of Oaktree Strategic Income, LLC, Oaktree Capital Management, L.P., Oaktree High Yield Bond Fund, L.P., Oaktree High Yield Fund II, L.P., OCM High Yield Trust, Oaktree Expanded High Yield Fund, L.P., Oaktree Global High Yield Bond Fund, L.P., Oaktree European High Yield Fund, L.P., Oaktree Senior Loan Fund, L.P., Oaktree Enhanced Income Fund III, L.P., Oaktree Enhanced Income Fund III (Parallel), L.P., Oaktree CLO 2014-1 Ltd., Oaktree CLO 2014-2 Ltd., Oaktree CLO 2015-1 Ltd., Oaktree EIF I Series A1, Ltd., Oaktree EIF I Series A, Ltd., Oaktree EIF II Series A1, Ltd., Oaktree EIF II Series A2, Ltd., Oaktree EIF II Series B1, Ltd., Oaktree EIF III Series I, Ltd., Oaktree EIF III Series II, Ltd., Oaktree Strategic Credit Fund A, L.P., Oaktree Strategic Credit Fund B, L.P., Ace Strategic Credit Holdings (Cayman), L.P., Exelon Strategic Credit Holdings, LLC, Oaktree FF Investment Fund, L.P., Oaktree-Minn Strategic Credit, LLC, Oaktree-NGP Strategic Credit, LLC, Oaktree-TBMR Strategic Credit Fund, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TCDRS Strategic Credit, LLC, Oaktree-TSE 16 Strategic Credit, LLC, Oaktree Mezzanine Fund IV, L.P., Oaktree Middle-Market Direct Lending Fund, L.P., Oaktree Middle-Market Direct Lending Unlevered Fund, L.P., Oaktree European Capital Solutions Fund (Parallel), L.P., Oaktree European Capital Solutions Fund, L.P., Oaktree European Special Situations Fund, L.P., Oaktree Desert Sky Investment Fund, L.P., Oaktree Emerging Markets Debt Total Return Fund, L.P., Oaktree Boulder Investment Fund, L.P., OCM Convertible Trust, Oaktree Non-U.S. Convertible Fund, L.P., Oaktree High Income Convertible Fund, L.P., Oaktree High Income Convertible Fund II, L.P., Oaktree Opportunities Fund X, L.P., Oaktree Opportunities Fund X (Parallel), L.P., Oaktree Opportunities Fund X (Parallel 2), L.P., Oaktree Opportunities Fund Xb, L.P., Oaktree Opportunities Fund Xb (Parallel), L.P., Oaktree Opportunities Fund Xb (Parallel 2), L.P., Oaktree Huntington Investment Fund II, L.P., Oaktree Cascade Investment Fund I, L.P., Oaktree Cascade Investment Fund II, L.P., Oaktree Value Opportunities Fund, L.P., Oaktree BAA Emerging Market Opportunities Fund, L.P., Oaktree Glacier Investment Fund, L.P., Oaktree TX Emerging Market Opportunities Fund, L.P., Oaktree Emerging Market Opportunities Fund, L.P., Oaktree Special Situations Fund, L.P., OCM Avalon Co-Investment Fund, L.P., Oaktree European Principal Fund IV, L.P., Oaktree European Principal Fund IV, S.C.S., Oaktree Power Opportunities Fund IV, L.P., Oaktree Power Opportunities Fund IV (Parallel), L.P., Oaktree Infrastructure Fund, L.P., Oaktree Infrastructure Fund (Parallel), L.P., Oaktree Infrastructure Fund, S.C.S., Oaktree Real Estate Opportunities Fund VII, L.P., Oaktree Real Estate Opportunities Fund VII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 2), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 4), L.P., Oaktree Juniper Investment Fund, L.P., Oaktree Pinnacle Investment Fund, L.P., Oaktree Real Estate Debt Fund II, L.P., Oaktree Real Estate Debt Fund II S.C.S., Oaktree Real Estate Income Fund, L.P., Oaktree Emerging Markets Absolute Return Fund, L.P., Oaktree Emerging Markets Equity Fund, L.P., Oaktree Value Equity Fund, L.P., Oaktree Japan Absolute Return Fund, L.P., Oaktree Private Investment Fund IV, L.P., Oaktree-Forrest Multi-Strategy, LLC, Oaktree TT Multi-Strategy Fund, L.P., and Oaktree Global Credit Fund, L.P.; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

1

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

2

OAKTREE STRATEGIC INCOME, LLC

BY: OAKTREE FUND GP IIA, LLC
ITS: MANAGER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

3

EXELON STRATEGIC CREDIT HOLDINGS, LLC
OAKTREE-FORREST MULTI-STRATEGY, LLC
OAKTREE-MINN STRATEGIC CREDIT, LLC
OAKTREE-NGP STRATEGIC CREDIT, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND C, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND F, LLC
OAKTREE-TBMR STRATEGIC CREDIT FUND G, LLC
OAKTREE-TCDRS STRATEGIC CREDIT, LLC
OAKTREE-TSE 16 STRATEGIC CREDIT, LLC

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: MANAGER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OCM HIGH YIELD TRUST
OCM CONVERTIBLE TRUST

BY: OAKTREE CAPITAL MANAGEMENT, L.P. ITS: INVESTMENT MANAGER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

4

OAKTREE CLO 2014-1 LTD.
OAKTREE CLO 2014-2 LTD.
OAKTREE CLO 2015-1 LTD.
OAKTREE EIF I SERIES A1, LTD.
OAKTREE EIF I SERIES A, LTD.
OAKTREE EIF II SERIES A1, LTD.
OAKTREE EIF II SERIES A2, LTD.
OAKTREE EIF II SERIES B1, LTD.
OAKTREE EIF III SERIES I, LTD.
OAKTREE EIF III SERIES II, LTD.

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: COLLATERAL MANAGER

By:	/s/ Martin Boskovich

Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE HIGH YIELD FUND II, L.P.
OAKTREE EXPANDED HIGH YIELD FUND, L.P.
OAKTREE EUROPEAN HIGH YIELD FUND, L.P.
OAKTREE NON-U.S. CONVERTIBLE FUND, L.P.
OAKTREE HIGH INCOME CONVERTIBLE FUND, L.P.
OAKTREE HIGH INCOME CONVERTIBLE FUND II, L.P.

BY: OAKTREE FUND GP II, L.P.
ITS: GENERAL PARTNER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

5

OAKTREE SENIOR LOAN FUND, L.P.

BY: OAKTREE SENIOR LOAN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE GLOBAL HIGH YIELD BOND FUND, L.P.

BY: OAKTREE GLOBAL HIGH YIELD BOND FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

6

OAKTREE HIGH YIELD BOND FUND, L.P.

BY: OAKTREE HIGH YIELD BOND FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY:	OAKTREE FUND GP II, L.P.
ITS:	MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE ENHANCED INCOME FUND III, L.P.
OAKTREE ENHANCED INCOME FUND III (PARALLEL), L.P.

BY: OAKTREE ENHANCED INCOME FUND III GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE STRATEGIC CREDIT FUND A, L.P.

BY: OAKTREE STRATEGIC CREDIT FUND A GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

7

OAKTREE STRATEGIC CREDIT FUND B, L.P.

BY: OAKTREE STRATEGIC CREDIT FUND B GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

ACE STRATEGIC CREDIT HOLDINGS (CAYMAN), L.P.

BY: OAKTREE FUND GP 2A, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE FF INVESTMENT FUND, L.P.

BY: OAKTREE FF INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FF INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

8

OAKTREE MEZZANINE FUND IV, L.P.

BY: OAKTREE MEZZANINE FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE MIDDLE-MARKET DIRECT LENDING FUND, L.P.
OAKTREE MIDDLE-MARKET DIRECT LENDING UNLEVERED FUND, L.P.

BY: OAKTREE MIDDLE-MARKET DIRECT LENDING GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

9

OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND (PARALLEL), L.P.
OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND, L.P.

BY: OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN CAPITAL SOLUTIONS FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE EUROPEAN SPECIAL SITUATIONS FUND, L.P.

BY: OAKTREE EUROPEAN SPECIAL SITUATIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN SPECIAL SITUATIONS FUND GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

10

OAKTREE DESERT SKY INVESTMENT FUND, L.P.

BY: OAKTREE DESERT SKY INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND, L.P.

BY: OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKETS DEBT TOTAL RETURN FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

11

OAKTREE BOULDER INVESTMENT FUND, L.P.

BY: OAKTREE BOULDER INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND X, L.P.
OAKTREE OPPORTUNITIES FUND X (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND X (PARALLEL 2), L.P.

BY: OAKTREE OPPORTUNITIES FUND X GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE OPPORTUNITIES FUND X GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

12

OAKTREE OPPORTUNITIES FUND XB, L.P.
OAKTREE OPPORTUNITIES FUND XB (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND XB (PARALLEL 2), L.P.

BY: OAKTREE OPPORTUNITIES FUND XB GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE OPPORTUNITIES FUND XB GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

BY: OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

13

OAKTREE CASCADE INVESTMENT FUND I, L.P.

BY: OAKTREE CASCADE INVESTMENT FUND I GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE CASCADE INVESTMENT FUND II, L.P.

BY: OAKTREE CASCADE INVESTMENT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

14

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

BY: OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE VALUE OPPORTUNITIES FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE BAA EMERGING MARKET OPPORTUNITIES FUND, L.P.
OAKTREE GLACIER INVESTMENT FUND, L.P.
OAKTREE TX EMERGING MARKET OPPORTUNITIES FUND, L.P.
OAKTREE EMERGING MARKET OPPORTUNITIES FUND, L.P

BY: OAKTREE EMERGING MARKET OPPORTUNITIES FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKET OPPORTUNITIES FUND GP, LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

15

OAKTREE SPECIAL SITUATIONS FUND, L.P.

BY: OAKTREE SPECIAL SITUATIONS FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE SPECIAL SITUATIONS FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OCM AVALON CO-INVESTMENT FUND, L.P.

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

16

OAKTREE EUROPEAN PRINCIPAL FUND IV, L.P.

BY: OAKTREE EUROPEAN PRINCIPAL FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EUROPEAN PRINCIPAL FUND IV GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE EUROPEAN PRINCIPAL FUND IV, S.C.S.

BY: OAKTREE EUROPEAN PRINCIPAL FUND GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ David Orkin
Name:	David Orkin
Title:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Manager

17

OAKTREE POWER OPPORTUNITIES FUND IV, L.P.
OAKTREE POWER OPPORTUNITIES FUND IV (PARALLEL), L.P.

BY: OAKTREE POWER OPPORTUNITIES FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE INFRASTRUCTURE FUND, L.P.
OAKTREE INFRASTRUCTURE FUND (PARALLEL), L.P.

BY: OAKTREE INFRASTRUCTURE FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE INFRASTRUCTURE FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

18

OAKTREE INFRASTRUCTURE FUND, S.C.S.

BY: OAKTREE INFRASTRUCTURE GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Manager

By:	/s/ David Orkin
Name:	David Orkin
Title:	Manager

OAKTREE REAL ESTATE OPPORTUNITIES FUND VII, L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 2), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 3), L.P.
OAKTREE REAL ESTATE OPPORTUNITIES FUND VII (PARALLEL 4), L.P.

BY: OAKTREE REAL ESTATE OPPORTUNITIES FUND VII GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE REAL ESTATE OPPORTUNITIES FUND VII GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

19

OAKTREE JUNIPER INVESTMENT FUND, L.P.

BY: OAKTREE JUNIPER INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE JUNIPER INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE PINNACLE INVESTMENT FUND, L.P.

BY: OAKTREE PINNACLE INVESTMENT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE PINNACLE INVESTMENT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

20

OAKTREE REAL ESTATE DEBT FUND II, L.P.

BY: OAKTREE REAL ESTATE DEBT FUND II GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE REAL ESTATE DEBT FUND II GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE REAL ESTATE DEBT FUND II S.C.S.

BY: OAKTREE REAL ESTATE DEBT FUND II GP S.À R.L.
ITS: GENERAL PARTNER
ITSELF REPRESENTED BY:

By:	/s/ Brian Grefsrud
Name:	Brian Grefsrud
Title:	Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Manager

OAKTREE REAL ESTATE INCOME FUND, L.P.

BY: OAKTREE REAL ESTATE INCOME FUND GP, L.P.
ITS:	GENERAL PARTNER

BY: OAKTREE REAL ESTATE INCOME FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

21

OAKTREE EMERGING MARKETS ABSOLUTE RETURN FUND, L.P.

BY: OAKTREE EMERGING MARKETS ABSOLUTE RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE EMERGING MARKETS EQUITY FUND, L.P.

BY: OAKTREE EMERGING MARKETS EQUITY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE EMERGING MARKETS EQUITY FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

22

OAKTREE VALUE EQUITY FUND, L.P.

BY: OAKTREE VALUE EQUITY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE VALUE EQUITY FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Vice President

OAKTREE JAPAN ABSOLUTE RETURN FUND, L.P.

BY: OAKTREE JAPAN ABSOLUTE RETURN FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

23

OAKTREE PRIVATE INVESTMENT FUND IV, L.P.

BY: OAKTREE PRIVATE INVESTMENT FUND IV GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP IIA, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP II, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

OAKTREE TT MULTI-STRATEGY FUND, L.P.

BY: OAKTREE TT MULTI-STRATEGY FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP, LLC
ITS: GENERAL PARTNER

BY: OAKTREE FUND GP I, L.P.
ITS: MANAGING MEMBER

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

24

OAKTREE GLOBAL CREDIT FUND, L.P.

BY: OAKTREE GLOBAL CREDIT FUND GP, L.P.
ITS: GENERAL PARTNER

BY: OAKTREE GLOBAL CREDIT FUND GP LTD.
ITS: GENERAL PARTNER

BY: OAKTREE CAPITAL MANAGEMENT, L.P.
ITS: DIRECTOR

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Authorized Signatory

25

APPENDIX A

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). Each of the Existing Affiliated Funds is currently advised by OCM LP.

1.    Corporate Debt: The corporate debt strategies invest primarily in the sub-investment grade debt of U.S. and non-U.S. companies, and focuses on various debt instruments including high yield bonds, leveraged loans, mezzanine and private debt. The corporate debt strategies include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree High Yield Bond Fund, L.P.

(b)	Oaktree High Yield Fund II, L.P.

(c)	OCM High Yield Trust

(d)	Oaktree Expanded High Yield Fund, L.P.

(e)	Oaktree Global High Yield Bond Fund, L.P.

(f)	Oaktree European High Yield Fund, L.P.

(g)	Oaktree Senior Loan Fund, L.P.

(h)	Oaktree Enhanced Income Fund III, L.P.

(i)	Oaktree Enhanced Income Fund III (Parallel), L.P.

(j)	Oaktree CLO 2014-1 Ltd.

(k)	Oaktree CLO 2014-2 Ltd.

(l)	Oaktree CLO 2015-1 Ltd.

(m)	Oaktree EIF I Series A1, Ltd.

(n)	Oaktree EIF I Series A, Ltd.

(o)	Oaktree EIF II Series A1, Ltd.

(p)	Oaktree EIF II Series A2, Ltd.

(q)	Oaktree EIF II Series B1, Ltd.

(r)	Oaktree EIF III Series I, Ltd.

(s)	Oaktree EIF III Series II, Ltd.

(t)	Oaktree Strategic Credit Fund A, L.P.

1

(u)	Oaktree Strategic Credit Fund B, L.P.

(v)	Ace Strategic Credit Holdings (Cayman), L.P.

(w)	Exelon Strategic Credit Holdings, LLC

(x)	Oaktree FF Investment Fund, L.P.

(y)	Oaktree-Minn Strategic Credit, LLC

(z)	Oaktree-NGP Strategic Credit, LLC

(aa)	Oaktree-TBMR Strategic Credit Fund, LLC

(bb)	Oaktree-TBMR Strategic Credit Fund C, LLC

(cc)	Oaktree-TBMR Strategic Credit Fund F, LLC

(dd)	Oaktree-TBMR Strategic Credit Fund G, LLC

(ee)	Oaktree-TCDRS Strategic Credit, LLC

(ff)	Oaktree-TSE 16 Strategic Credit, LLC

(gg)	Oaktree Mezzanine Fund IV, L.P.

(hh)	Oaktree Middle-Market Direct Lending Fund, L.P.

(ii)	Oaktree Middle-Market Direct Lending Unlevered Fund, L.P.

(jj)	Oaktree European Capital Solutions Fund (Parallel), L.P.

(kk)	Oaktree European Capital Solutions Fund, L.P.

(ll)	Oaktree European Special Situations Fund, L.P.

(mm)	Oaktree Desert Sky Investment Fund, L.P.

(nn)	Oaktree Emerging Markets Debt Total Return Fund, L.P.

(oo)	Oaktree Boulder Investment Fund, L.P.

2.    Convertible Securities: The convertible securities strategies invest in convertible securities with a focus on different regions and market sectors, including U.S., non-U.S. and “high income” convertibles. The convertible securities strategies include the following Existing Affiliated Funds:

(a)	OCM Convertible Trust

(b)	Oaktree Non-U.S. Convertible Fund, L.P.

(c)	Oaktree High Income Convertible Fund, L.P.

(d)	Oaktree High Income Convertible Fund II, L.P.

2

3.    Distressed Debt: The distressed debt strategies invest in debt or other obligations of distressed companies and other “stressed” companies. The distressed debt strategies include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree Opportunities Fund X, L.P.

(b)	Oaktree Opportunities Fund X (Parallel), L.P.

(c)	Oaktree Opportunities Fund X (Parallel 2), L.P.

(d)	Oaktree Opportunities Fund Xb, L.P.

(e)	Oaktree Opportunities Fund Xb (Parallel), L.P.

(f)	Oaktree Opportunities Fund Xb (Parallel 2), L.P.

(g)	Oaktree Huntington Investment Fund II, L.P.

(h)	Oaktree Cascade Investment Fund I, L.P.

(i)	Oaktree Cascade Investment Fund II, L.P.

(j)	Oaktree Value Opportunities Fund, L.P.

(k)	Oaktree BAA Emerging Market Opportunities Fund, L.P.

(l)	Oaktree Glacier Investment Fund, L.P.

(m)	Oaktree TX Emerging Market Opportunities Fund, L.P.

(n)	Oaktree Emerging Market Opportunities Fund, L.P.

4.    Control Investing: The control investing strategies combine traditional private equity with distress-for-control investing and invest at any level of the capital structure, focusing on different regions and market sectors. The control investing strategies include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree Special Situations Fund, L.P.

(b)	OCM Avalon Co-Investment Fund, L.P.

(c)	Oaktree European Principal Fund IV, L.P.

(d)	Oaktree European Principal Fund IV, S.C.S.

(e)	Oaktree Power Opportunities Fund IV, L.P.

(f)	Oaktree Power Opportunities Fund IV (Parallel), L.P.

(g)	Oaktree Infrastructure Fund, L.P.

(h)	Oaktree Infrastructure Fund (Parallel), L.P.

(i)	Oaktree Infrastructure Fund, S.C.S.

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5.    Real Estate: The real estate strategies target a diverse range of opportunities across all areas of real estate, with an emphasis on debt or equity investments in commercial real estate, corporate real estate, structured finance, commercial NPLs, residential real estate and non-U.S. real estate. The real estate strategies include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree Real Estate Opportunities Fund VII, L.P.

(b)	Oaktree Real Estate Opportunities Fund VII (Parallel), L.P.

(c)	Oaktree Real Estate Opportunities Fund VII (Parallel 2), L.P.

(d)	Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P.

(e)	Oaktree Real Estate Opportunities Fund VII (Parallel 4), L.P.

(f)	Oaktree Juniper Investment Fund, L.P.

(g)	Oaktree Pinnacle Investment Fund, L.P.

(h)	Oaktree Real Estate Debt Fund II, L.P.

(i)	Oaktree Real Estate Debt Fund II S.C.S.

(j)	Oaktree Real Estate Income Fund, L.P.

6.    Listed Equities: The listed equities strategies seek to invest in undervalued stocks worldwide. The listed equities strategies include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree Emerging Markets Absolute Return Fund, L.P.

(b)	Oaktree Emerging Markets Equity Fund, L.P.

(c)	Oaktree Value Equity Fund, L.P.

(d)	Oaktree Japan Absolute Return Fund, L.P.

7.    Multi-Strategy Solutions: The multi-strategy solutions strategy invests flexibly across various fixed income securities (high yield bonds, convertibles, senior and private loans) and geographies (North America, Europe and Emerging Markets). The multi-strategy solutions strategy includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a)	Oaktree Private Investment Fund IV, L.P.

(b)	Oaktree-Forrest Multi-Strategy, LLC

(c)	Oaktree TT Multi-Strategy Fund, L.P.

(d)	Oaktree Global Credit Fund, L.P.

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In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware limited liability company, except as follows:

•	Oaktree High Yield Bond Fund, L.P. and Oaktree Non-U.S. Convertible Fund, L.P., each of which is a California limited partnership;

•	OCM High Yield Trust and OCM Convertible Trust, each of which is a U.S. based sub-trust;

•	Oaktree CLO 2014-1 Ltd., Oaktree CLO 2014-2 Ltd., Oaktree CLO 2015-1 Ltd., Oaktree EIF I Series A1, Ltd., Oaktree EIF I Series A, Ltd., Oaktree EIF II Series A1, Ltd., Oaktree EIF II Series A2, Ltd., Oaktree EIF II Series B1, Ltd., Oaktree EIF III Series I, Ltd., Oaktree EIF III Series II, Ltd., each of which is a Cayman limited company;

•	Oaktree Opportunities Fund X, L.P., Oaktree Opportunities Fund X (Parallel), L.P., Oaktree Opportunities Fund Xb, L.P., Oaktree Opportunities Fund Xb (Parallel), L.P., Oaktree Emerging Markets Debt Total Return Fund, L.P., Oaktree BAA Emerging Market Opportunities Fund, L.P., Oaktree Glacier Investment Fund, L.P., Oaktree TX Emerging Market Opportunities Fund, L.P., Oaktree Emerging Market Opportunities Fund, L.P., Oaktree Emerging Markets Equity Fund, L.P., Oaktree European Principal Fund IV, L.P., Oaktree European Capital Solutions Fund, L.P., Oaktree European Special Situations Fund, L.P., Oaktree Global Credit Fund, L.P., Oaktree Infrastructure Fund, L.P., Oaktree Infrastructure Fund (Parallel), L.P., Oaktree Japan Absolute Return Fund, L.P., Oaktree Real Estate Debt Fund II, L.P., Oaktree Real Estate Income Fund, L.P., Oaktree Juniper Investment Fund, L.P., Oaktree Pinnacle Investment Fund, L.P., Oaktree Real Estate Opportunities Fund VII, L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P., Oaktree Special Situations Fund, L.P., OCM Avalon Co-Investment Fund, L.P., Oaktree Value Equity Fund, L.P., Oaktree Value Opportunities Fund, L.P., Oaktree Strategic Credit Fund A, L.P., Oaktree Strategic Credit Fund B, L.P., Ace Strategic Credit Holdings (Cayman), L.P., and Oaktree FF Investment Fund, L.P., each of which is a Cayman exempted limited partnership; and

•	Oaktree European Principal Fund IV, S.C.S., Oaktree Infrastructure Fund, S.C.S. and Oaktree Real Estate Debt Fund II S.C.S., each of which is a private company with limited liability incorporated under the laws of Luxembourg.

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APPENDIX B

Resolution of the Managing Member of

Oaktree Strategic Income, LLC (the “Fund”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

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